SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                    SCHEDULE 13E-3
                                  (AMENDMENT NO. 1)
                           RULE 13e-3 TRANSACTION STATEMENT
                (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE
                                     ACT OF 1934)

                             METROPOLITAN EDISON COMPANY
                 (NAME OF THE ISSUER AND PERSON(S) FILING STATEMENT)

                       Cumulative Preferred Stock, 3.90% Series
                       Cumulative Preferred Stock, 4.35% Series
                       Cumulative Preferred Stock, 3.85% Series
                       Cumulative Preferred Stock, 3.80% Series
                       Cumulative Preferred Stock, 4.45% Series
                            (TITLE OF CLASS OF SECURITIES)

                591894-40-7 (Cumulative Preferred Stock, 3.90% Series) 591894-50-6 (Cumulative Preferred Stock, 4.35% Series) 591894-30-8 (Cumulative Preferred Stock, 3.85% Series) 591894-20-9 (Cumulative Preferred Stock, 3.80% Series) 591894-60-5 (Cumulative Preferred Stock, 4.45% Series)
                        (CUSIP NUMBER OF CLASS OF SECURITIES)

                                     T.G. HOWSON
                                    Vice President
                                c/o GPU Service, Inc.
                                100 Interpace Parkway
                            Parsippany, New Jersey  07054
                               (Tel. No. 201-263-6500)

             (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

          This statement is filed in connection with (check the appropriate box):

          a.  [ ]   The filing of solicitation materials  or an information
                    statement subject to Regulation  14A [17 CFR  240.14a-1
                    to 240.14b-1],  Regulation  14C [17  CFR  240.14c-1  to
                    240.14c-101] or Rule 13e-3(c) [Sec. 240.13e-3(c)] under
                    the Securities Exchange Act of 1934.
          b.  [ ]   The  filing  of  a  registration  statement  under  the
                    Securities Act of 1933.
          c.  [X]   A tender offer.
          d.  [ ]   None of the above.
                    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]





                              CALCULATION OF FILING FEE

          TRANSACTION VALUATION*                  AMOUNT OF FILING FEE

          $15,370,104.24                          $3,074.02

          * Pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11(b)(1) thereunder, the transaction value was calculated by multiplying 117,729 shares of Cumulative Preferred Stock, 3.90% Series B, 33,249 shares of Cumulative Preferred Stock, 4.35% Series C, 29,175 shares of Cumulative Preferred Stock, 3.85% Series D, 18,122 shares of Cumulative Preferred Stock, 3.80% Series E, 35,637 shares of Cumulative Preferred Stock, 4.45% Series, by $62.40, $72.06, $63.77, $62.94, and $73.71, the respective per share purchase prices.

          /X/ CHECK BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE, AND THE DATE OF ITS FILING.

          Amount Previously Paid:                 Filing Party:
                $3,074.02                         Metropolitan Edison Company

          Form or Registration No.:               Date Filed:
               Schedule 13E-4                          November 13, 1996
































                                   EXPLANATORY NOTE

               This Rule 13e-3 Transaction Statement (the "Statement") originally filed by Metropolitan Edison Company on November 13, 1996 is hereby amended as set forth herein:

               EXCEPT AS SPECIFIED TO THE CONTRARY IN THIS AMENDMENT, THE INFORMATION IN THE SCHEDULE 13E-3 REMAINS UNCHANGED

               (Capitalized terms used herein shall have the same meaning as the Offer to Purchase attached as Exhibit (d)(1) to the original Statement filed on November 13, 1996).

               1. Item 8, "Fairness of the Transaction", is hereby amended to add at the end thereof the following:

               The Company  determined the Offer  price for each  Series of
          Preferred, and accordingly the fairness of the Offer, with reference to certain objective factors, including, but not limited to, yields on U.S. Treasury and municipal securities, yields on preferred securities which the Company considered comparable to each Series of Preferred and the prior trading characteristics of each Series of Preferred (such characteristics are described in Section 8 of the Offer). The Company's preferred stock is rated baa2 by Moody's Investors Service and BBB by Standard & Poor s Ratings Group. On November 12, 1996, the date of the pricing of the Offer, the yield on the 6-3/4% Treasury Bond due August 2026 was 6.57%. On such date, the Company's preferred stock carried a yield of 5 basis points below such U.S. Treasury security for a yield of 6.52%. In addition, according to the Delphis Hanover Corporation, a municipal bond research firm, on such date the yield on municipal securities for BBB issues maturing in 2026 was 6.35%. The Company also reviewed the preferred stock of electric utilities it considered comparable to each series of Preferred, including Pennsylvania Power & Light Company (baa1/BBB+ with a yield of 6.47%), Delmarva Power & Light Company (a3/A- with a yield of 6.40%) and Public Service Company of Colorado (baal/BBB+ with a yield of 6.47%).

               The Company also took into consideration, but did not specifically review, the general industry outlook, general market supply of securities of similar type and supply and demand factors in the securities markets generally.

               The Company reviewed the same factors with respect to all Series of Preferred and assigned a premium to current market of 8% to each Series of Preferred.

               Each Series of Preferred Stock is currently redeemable at the option of the Company at the prices set forth below plus accumulated and unpaid dividends to the date of redemption:

               3.90% Series - 105.625%
               4.35% Series - 104.25%
               3.85% Series - 104.00%






               3.80% Series - 104.70%
               4.45% Series - 104.25%

               2.   Item  6,   "Source  and  Amounts  of   Funds  or  Other
          Consideration" is hereby amended to add at the end thereof the following:

               Lines of  Credit and  Commercial Paper  borrowings typically bear interest at rates ranging from approximately 5 to 20 basis points over the current London Interbank Offering Rate ("LIBOR") for loans of like maturity. On December 10, 1996, for example, the Company could borrow under Lines of Credit or issue its Commercial Paper, each for a 30-day period, at an annual rate of 5.77%, which rate represents the applicable LIBOR rate (5.59%) plus 18 basis points.














































                                      SIGNATURE

                    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


          Dated:  December 12, 1996     METROPOLITAN EDISON COMPANY



                                        By:/s/ T.G. Howson
                                        Name: T.G. Howson
                                        Title:Vice President